

21001569

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2023 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

David Lerner Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Curran (516) 465-5019
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name - if individual, state last, first, middle name)

529 Fifth Avenue	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

This report ** contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity/Deficit.
- ☐ (f) Statement of Changes in Subordinated Liabilities
- ☐ Notes to Financial Statements.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements of Rule 15c3-3. (Not applicable).
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation. (Not applicable).
- ☒ (l) An Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

AFFIRMATION

I, Martin Walcoe affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to David Lerner Associates, Inc. at and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Martin Walcoe
President

Subscribed to before me this
March 19, 2021

Notary Public

RANDE HIRSCH
Notary Public, State Of New York
No. 01HI6034975
Qualified In Nassau County
Commission Expires 12/20/2021

Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

DAVID LERNER ASSOCIATES, INC.
(S.E.C. I.D. NO. 8-20746)

December 31, 2020

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as Public Document.

DAVID LERNER ASSOCIATES, INC.

TABLE OF CONTENTS


CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
David Lerner Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of David Lerner Associates, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of David Lerner Associates, Inc. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of David Lerner Associates, Inc.'s management. Our responsibility is to express an opinion on David Lerner Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to David Lerner Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as David Lerner Associates, Inc.'s auditor since 2019.
New York, New York
March 19, 2021

DAVID LERNER ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$ 9,716,900
Cash deposited with clearing broker	550,000
Cash segregated under federal and other regulations	278,571
Cash deposited with clearing organizations	375,826
Receivable from clearing broker	1,316,712
Securities owned, at fair value	264,078
Right of use assets	1,666,642
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $6,958,001	439,878
Other assets	1,459,379
Total Assets	$ 16,067,986

LIABILITIES AND STOCKHOLDERS' EQUITY / DEFICIT

LIABILITIES	
Payable to clearing broker	$ 311,647
Commissions payable	1,440,130
Accounts payable and accrued expenses	5,364,794
Lease liabilities payable	1,666,642
Payroll Protection Plan loan	4,006,870
RBC deferred consideration	2,375,000
Subordinated Borrowings fom Stockholder	27,000,000
Total Liabilities	42,165,083
STOCKHOLDERS' EQUITY/DEFICIT	
Common stock, voting, no par value; authorized, 200 shares; 10 shares issued & outstanding	
Common stock, nonvoting, no par value; authorized, 200 shares; 90 shares issued & outstanding	5,000
Additional paid-in capital	952,370
Retained earnings/accumulated deficit	(27,054,467)
Total Stockholders' Equity/Deficit	(26,097,097)
Total Liabilities and Stockholders' Equity/Deficit	$ 16,067,986

The accompanying notes are an integral part of this Financial Statement.

1. INTRODUCTION, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

David Lerner Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company, headquartered in Syosset, New York, primarily conducts business with retail customers at branch offices on the east coast of the United States of America. The Company's voting shares are wholly owned by an individual, David Lerner, and its nonvoting shares are held by a trust established by David Lerner.

The Company is an "S" corporation under the Internal Revenue Code.

The Company commenced a fully disclosed clearing arrangement with RBC Correspondent Services ("RBC") effective November 17, 2017. As an inducement to sign this fifteen year contract the Company received a one-time payment of $3,000,000. This payment is being recognized monthly over the length of the fifteen year contract as a reduction of clearance expense under Accounting Standards Codification ("ASC") 705-20 "Accounting for Consideration Received from a Vendor". The receivable from clearing broker results primarily from commissions, fees and sales credits for customer securities transactions. The payable to clearing broker results primarily from the Company's securities owned and is collateralized by the securities owned. The receivable and payable has been presented gross on the Statement of Financial Condition.

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash segregated under federal and other regulations includes cash segregated in compliance with federal and other regulations.

The Company has all cash on deposit with major money center banks. The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses reported on a trade-date basis. Purchases and sales of proprietary financial products are recorded at fair value, and change in unrealized gains and losses are included in principal transactions revenue. Proprietary transactions that settle regular way and unrealized gains and losses on non-regular way transactions are recorded on the Statement of Financial Condition on a trade date basis.

Depreciation is provided on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company is the exclusive distributing broker-dealer for the shares of the Spirit of America Investment Fund family of mutual funds (the "Spirit Funds"), an affiliated entity.

As required by the uncertain tax position guidance in ASC Topic 740, "Income Taxes," the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. At the adoption date and for the year ended December 31, 2020, the Company did not have any material uncertain tax positions for which the statute of limitations remained open. The Company recognizes interest and penalties associated with income tax matters as components of income tax expense (benefit). No amount was accrued for as of December 31, 2020 related to interest and penalties. The Company is no longer subject to federal and state examinations with respect to such returns for tax years before 2016.

Right of Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, "Leases" ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the Statement of Financial Condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 5% incremental borrowing date. Right of use assets also exclude lease incentives.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

During the year ended 2020 additional leases were entered into with additional right of use asset and lease liabilities approximately $64,000. The Company had operating lease right of use assets of approximately $1,666,000 and lease liabilities of approximately $1,666,000 at December 31, 2020.

The Company recognizes revenue in accordance with FASB ASC Topic 606, "Revenue from Contracts with Customers" ("ASC Topic 606"). This ASU requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. In addition, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Recent Accounting Developments
In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments – Credit Losses" ("ASC 326"). The main objective of ASC 326 is to provide financial statements users with more useful information about the expected credit losses of financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this topic replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (i.e., based on collateral arrangements or the credit quality of the counterparty). The Company identified in-scope assets impacted by the new standard as cash and cash equivalents and deposits with and receivable from clearing broker.

ASC 326 specifies that the Company adopt the new guidance on a modified retrospective basis which resulted in no cumulative adjustments to retained earnings/accumulated deficit as of the effective date of January 1, 2020.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and deposits with and receivable from clearing broker), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and immaterial historic and expected losses. The Company concluded that there are de minimus expected credit losses and did not record a reserve for the cash and cash equivalents and deposits with and receivable from clearing broker. The Company continually monitors these estimates over the life of the receivable.

2. RELATED PARTY TRANSACTIONS

The Company is owned by David Lerner (the "Stockholder") and a trust. The Company has an expense sharing arrangement with Spirit of America Management Corp. ("Spirit") and SRLA Inc., entities affiliated with the Company through common ownership. At December 31, 2020, there was $0 due from these affiliates.

The Company entered into a lease extension agreement on December 5, 2001 with HSS Realty, LLC (an LLC owned by the Stockholder). The building is in the name of HSS Realty, LLC. The lease terminates on December 31, 2020 and automatically renews annually on January 1, 2021.

The Company also entered into a lease agreement with HSS Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of HSS II Realty, LLC. The lease terminates on December 31, 2020 and automatically renews annually on January 1, 2021.

The Company also entered into a lease agreement on July 1, 2004 with DSD Realty, LLC (an LLC principally owned by the Stockholder). The building is in the name of DSD Realty, LLC. The lease terminates on June 30, 2021 and automatically renews annually on July 1, 2021.

The Company also entered into a lease agreement on July 9, 2018 with MJJ Realty II, LLC (an LLC owned by the Stockholder). The building is in the name of MJJ Realty II, LLC. The lease terminates July 31, 2023.

The Company entered into equity subordinated borrowings with the Stockholder in the amount of $27,000,000, which is available in computing net capital under the uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements it may not be repaid. The amounts range from $5,000,000 to $1,000,000 at 6%, 10% and 5% with maturities from April 6, 2022 to December 4, 2023.

The borrowings under the equity subordination agreements at December 31, 2020 are as follows:

Subordinated borrowing, 10 percent due from April 6, 2022 to March 1, 2023	$ 19,000,000
Subordinated borrowing, 6 percent due from May 3, 2022	4,000,000
Subordinated borrowing, 5 percent due from October 14, 2022 to April 21, 2023	4,000,000
	$ 27,000,000

3. FAIR VALUE MEASUREMENTS

ASC Topic 820, "Fair Value Measurements," among other things, requires enhanced disclosures about investments that are measured and reported at fair value. ASC Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments included in Level 1 include listed equities and listed derivatives. As required, quoted prices for these investments are not adjusted, even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Securities which are generally included in this category include corporate bonds, municipal securities which are consensus priced, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's Level 2 securities are valued based upon pricing feeds from outside pricing services used by the Company's clearing broker at December 31, 2020.

The following table summarizes the valuation of securities owned under the fair value hierarchy levels as of December 31, 2020:

	Level 2
Securities owned, at fair value	
Mortgage-backed securities	$ 258,787
State and municipal obligations and other	5,291
Total securities owned, at fair value	$ 264,078

4. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

At December 31, 2020, furniture, equipment, and leasehold improvements consist of the following:

Furniture and fixtures	$ 3,965,781
Data processing equipment	1,556,917
Leashold improvements	1,633,598
Telephone equipment	183,873
Automobiles	57,710
Total	7,397,879
Less accumulated depreciation and amortization	(6,958,001)
Furniture, equipment, and leashold improvements - net	$ 439,878

5. OTHER ASSETS

At December 31, 2020, other assets consist of the following:

Accrued revenue	$	415,680
Deferred compensation asset		583,607
Prepaid expenses		279,853
Prepaid insurance		162,904
DTCC preferred shares		2,500
Other		14,835
	$	1,459,379

6. EMPLOYEE BENEFITS

The Company sponsors a 401(k) plan (the "Plan") for the benefit of all full-time employees, after they have completed one year of service. The Company matches 25% of employee contributions up to $1,500. Employees are fully vested in their own contributions. Company contributions vest 20% after two years of participation in the Plan and an additional 20% for each succeeding year, with full vesting after six years. It is the Company's policy to fund all amounts when due.

Beginning in 1987, qualified investment counselors became eligible to participate in a longevity bonus arrangement (the "Agreement"). A bonus of between 3% and 10% of annual compensation may be credited to their account, assuming certain minimum performance standards are achieved. The bonus is subject to a five-year vesting requirement. The amount of the bonus credited to an account for a given year will not be paid until five years later, providing the investment counselor is still employed by the Company. At its sole discretion, the Company may terminate the Agreement at any time and each investment counselor would be entitled to bonus payments in accordance with the remaining terms of the Agreement (including the waiting period for payment).

The Company recognizes 20% of the gross liability in each of the five years, since the bonus amount is payable at the end of the fifth year. Adjustments to previous amounts recorded will be made in succeeding years based on investment counselors' terminations. The longevity bonus awarded for the year ended December 31, 2020, which will be fully vested by the end of the fifth year, amounted to $571,715. The total unrecognized amount of $1,143,115 will be recorded in equal installments over the years needed to record the full liability by the end of the respective fifth year.

As of December 31, 2020, the total unrecognized liability were as follows:

2017	$	154,095
2018		188,926
2019		342,723
2020		457,372
Total unrecognized liability	$	1,143,116

At December 31, 2020, the liability to investment counselors under the Agreement aggregated $2,184,996 and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

In 2019, the Company established a profit sharing plan for its employees. The total payout under this plan is based on 20% of the Company's pretax profits for the period January 1, 2020 through December 31, 2020. The administration of this plan was at the sole discretion of the Company's President. For the year ended December 31, 2020, the accrual required under the plan was $0.

Beginning in 2001, the Company established a deferred compensation plan that allows a certain percentage of the Company's highly compensated employees to elect to defer each year the receipt of their bonus, currently up to $10,000. Beginning in 2006, the Company ceased accepting additional employee deferrals under this plan. As of December 31, 2020, the remaining liability under the deferred compensation plan was $583,607 and is included in accounts payable and accrued expenses on the Statement of Financial Condition.

The Company has a commitment to a former employee that provides annual payments of $75,000 for life subject to certain adjustments, the present value of which, as of December 31, 2020, is $799,275 and is recorded in accounts payable and accrued expenses on the Statement of Financial Condition.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into leases for its facilities in New York, New Jersey, Connecticut and Florida. The Company records the expenses to occupy its facilities on a straight line basis over the lease term. Several of the above-mentioned leases are with LLC's owned by the Stockholder (see Note 3).

As of December 31, 2020, maturities of the outstanding lease liability for the Company were approximately as follows:

2021	$	1,490,000
2022		169,000
2023		67,000
Total		1,726,000
Discount to present value		60,000
Lease Liability	$	1,666,000

Other information related to leases as of December 31, 2020:
Weighted average remaining lease term: 1.27 years
Weighted average discount rate: 5%

The Company has been named as a defendant in several claims and/or lawsuits, including various arbitrations, arising primarily from its securities business. Management believes it has adequate accruals related to those legal actions for which an adverse outcome is probable and the amount of loss can be reasonably estimated.

The Company is also involved in other reviews and examinations by regulatory and tax agencies, currently informal or routine in nature, regarding the Company's business activities, certain of which might eventually result in adverse judgments, settlements, fines or other penalties. For those matters for which an adverse outcome is probable, the Company has recorded accruals that it believes to be adequate. For other newer matters for which an adverse outcome might eventually result, based on the preliminary nature of those matters, any potential loss is not reasonably estimable at this time.

8. LIQUIDITY

The Company has incurred net losses over several years resulting in negative net worth of $26,097,097 at December 31, 2020. The Company's principal Stockholder has provided financing in the form of equity subordinated debt. The Stockholder has also provided the Company with a letter of support to provide financing for operations and net capital as needed through March 31, 2022. Additionally, management has taken steps to attempt to reduce expenses by transitioning to a fully disclosed securities clearing arrangement.

9. GUARANTEES

FASB Interpretation No. 45 ("ASC 460"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," codified under ASC 460, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has limited membership in a US exchange and clearing house and does not conduct any clearing activity.

Based on signing a fifteen year clearing agreement with RBC Correspondent Services, the Company received a one-time $3,000,000 vendor incentive payment. This agreement has a termination provision which obligates the Company to pay RBC Correspondent Services $20,000 per month for any period remaining of the fifteen year term currently disclosed as RBC deferred consideration in the amount of $2,375,000 on the Statement of Financial Condition.

10. NET CAPITAL AND OTHER REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (Rule15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2020, the Company had net capital of $2,567,892 and $2,317,892 in excess of required net capital.

The Company is also subject to the reserve requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, which require the Company to determine if cash or securities are required to be segregated for the exclusive benefit of customers. At December 31, 2020, the Company had a reserve requirement under this regulation of $25,556 with actual funds in reserve of $278,571. Pursuant to SEC regulations and Company specific FINRA requirements concerning excess net capital, the Company is not permitted to withdraw any capital to the extent its net capital is less than $26.3 million.

11. INCOME TAXES

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. Accordingly, federal taxable income is reported separately by the stockholders'. The provision for income taxes for the year ended December 31, 2020 primarily relates to minimum taxes and other state taxes.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker, the Company is engaged in various brokerage activities servicing a diverse group of domestic corporations, individual investors and other brokers and dealers. All of the Company's transactions are collateralized and are executed with, and on behalf of, such clients. If a client's transaction does not settle because of the failure to perform by a client, the Company has the obligation of the nonperforming party under its clearing agreement. The Company may incur a loss where the market value of a security rises and either the party from whom the Company has purchased the security does not make delivery, or where the Company has sold securities that it has not yet purchased.

The Company does not anticipate nonperformance by clients or counterparties in the above situations.

13. FAIR VALUE

Due to the nature of its operations, substantially all of the Company's assets are comprised of cash and cash equivalents, receivables from brokers and dealers and related parties, and securities owned. The carrying amounts of the receivables are a reasonable estimate of fair value or are at fair value. Similarly, substantially all of the Company's liabilities arise from payables to brokers and dealers, securities sold, not yet purchased, and other short-term liabilities. The payables are short-term in nature and the carrying amounts are a reasonable estimate of fair value or are at fair value. The Company does not believe it is practical to determine the fair value of borrowings from its Stockholder.

14. PPP LOAN

On April 19, 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $4,006,870 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company has started the process of applying for loan forgiveness. The PPP Loan is being administered by Huntington Bank, bears interest rate of 1.0% per annum and will mature on April, 20, 2022.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470, "Debt", and ASC 450-30, "Gain Contingency". Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize (and derecognize the loan) until all uncertainty is removed (i.e., all conditions for forgiveness are met).

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allow for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Company has determined it most appropriate to account for the PPP loan proceeds under the debt model. Under the debt model, the Company recognizes the proceeds received as debt, recognizes periodic interest expense in the period in which the interest accrues at the stated interest rate and defers recognition of any potential forgiveness of the loan principal or interest until the period in which the Company has been legally released from its obligation by the lender. The Company deemed the debt model to be the most appropriate accounting policy for this arrangement as the underlying PPP loan is a legal form of debt and there are significant contingencies outside of the control of the Company, mainly related to the third-party approval process for forgiveness.

As of December 31, 2020, the PPP Loan amounted $4,006,870 and $3,021,829 was added as a credit to net capital, which represents the minimum amount the Company expects to have forgiven. The Company has accrued $24,589 in interest, which is included in accounts payable and accrued expenses in the Statement of Financial Condition (see Note 16).

15. RISK AND UNCERTAINTIES

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

16. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2020 through March 18, 2021, the date the financial statements were available to be issued and determined there are no subsequent events that occurred during this period that would require recognition or disclosure in these financial statements. On March 10, 2020 the Company filed for forgiveness of its PPP loan in the amount of $4,006,870 which represents the maximum amount the Company expects to have forgiven. As of January 31, 2021, $4,006,870 was added back to net capital.

On January 14, 2021, U.S. Securities and Exchange Commission began a routine examination. There has not been any findings.